Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Proceedings and Voting Results of the 74th Annual General Meeting (AGM) of the Tata Motors Limited (“the Company”) held on July 30, 2019

Mumbai, July 30, 2019: We hereby inform that, the 74th AGM of the Company was held on July 30, 2019 at 3:00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai- 400 020. All the items of business contained in the Notice of the AGM dated June 26, 2019, were transacted and passed by the Members with requisite majority.

In this regard, please find enclosed the following:

i.

Summary of the proceedings of the AGM of the Company as required under Regulation 30 and Part A of Schedule III of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“the Listing Regulations”) - Annexure A.

ii.	Consolidated voting results of the business transacted at the AGM, as required under Regulation 44(3) of the Listing Regulations - Annexure B.

iii.	The Scrutinizer’s Report dated July 30, 2019, pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 - Annexure C.

The Meeting concluded at 6:10 p.m. (IST).

The Voting Results alongwith the Scrutinizer’s Report is available on the Company’s website at www.tatamotors.com and the National Securities Depository Limited at www.evoting.nsdl.com.

This is for your information and records.

BSE Limited First Floor, New Trading Ring Rotunda Building, P J Towers Dalal Street, Fort Mumbai 400 001 Kind Attn.: Mr Khushro A. Bulsara General Manager & Head - Listing Compliance & Legal Regulatory July 30, 2019 Sc -15567 Dear Sirs, G TATA National Stock Exchange of India Ltd. ExchangePiaza, 5th Floor Plot No.C/ 1, G Block Bandra-Kurla Complex Sandra (East), Mumbai 400 051 Kind Attn: Mr Avinash Kharkar Asst. Vice President Listing & Compliance Re: Proceedings and Voting Results of the 74th Annual General Meeting (AGM) of the Tata Motors Limited ("the Company") held on July 30, 2019 We hereby inform that, the 741h AGM of the Company was held on July 30, 2019 at 3:00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai- 400 020. All the items of business contained in the Notice of the AGM dated June 26, 2019, were transacted and passed by the Members with requisite majority. In this regard, please find enclosed the following: i. Summary of the proceedings of the AGM of the Company as required under Regulation 30 and Part A of Schedule Ill of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, ("the Listing Regulations") - Annexure A. ii. Consolidated voting results of the business transacted at the AGM, as required under Regulation 44(3) of the Listing Regulations - Annexure B. iii. The Scrutinizer's Report dated July 30, 2019, pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014- Annexure C. The Meeting concluded at 6:10p.m. (1ST). The Voting Results alongwith the Scrutinizer's Report is available on the Company's website at www.tatamotors.com and the National Securities Depository Limited at '' w\~.c' otin g .n sdl.~om. This is for your information and records. Yours faithfully, Tata Motors Limited \\ .. s4~ . ...9- Hoshang Sethna 1': Company ecretary TJ\TJ\ MOTORS LIMITED Bombay House 24 Homi Mody Street Mumbai 400 001 Tel 91 22 6665 8282 Fax 91 22 6665 7799 www.tatamotors.com CIN L28920MH 194SPLC004520

G TATA Annexure A Summary of proceedings of the 74th Annual General Meeting The 74th Annual General Meeting ("AGM") of the Members of Tata Motors Limited ("the Company") was held on Tuesday, July 30, 2019 at 3:00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020. The AGM was streamed live through webcast for the benefit of the shareholders who could not attend the Meeting in person. Mr Natarajan Chandrasekaran chaired the Meeting. The requisite quorum being present, the Chairman called the Meeting to order. All the Directors except for Mr Vinesh Jairath, Ms Falguni Nayar and Ms Hanne Sorenson attended the Meeting. The Company's Auditors and Secretarial Auditors were also present. With the consent of the Members, the Notice of the Meeting was taken as read. The Members were also informed that the Report of the Auditors and the Secretarial Auditor were unqualified and had no adverse remarks. The Chairman introduced the Union leaders present at the Meeting and acknowledged the contribution of the employees during the year. The Chairman delivered his speech covering Economy, Sector and Company Performance, Opportunities and Challenges in FY 2019-20 and future outlook. This was followed by a presentation by Mr. P B Balaji, Group Chief Financial Officer on the Company's financials and highlights during the year. The Chairman informed that the facility of remote e-voting for the Members was made available till Monday, July 29, 2019 and that the facility for electronic ballot had been provided at the AGM venue. Mr P N Parikh (Membership No. FCS 327) of M/s Parikh & Associates, Practicing Company Secretaries was the Scrutinizer appointed by the Board to scrutinize the remote e-voting and voting process at the AGM. The Chairman requested the Members, who were present at the AGM but had not cast their votes by remote e-voting, to cast their vote at the Meeting. The following resolutions set out in the Notice convening the AGM were proposed and seconded by Members: Item Details of the Agenda Resolution No. required 1 To receive, consider and adopt the Audited Standalone Financial Statement of Ordinary the Company for the financial year ended March 31 , 2019 together with the Reports of the Board of Directors and the Auditors thereon. 2 To receive, consider and adopt the Audited Consolidated Financial Statement Ordinary of the Company for the financial year ended March 31, 2019 together with the Report of the Auditors thereon. 3 To appoint a Director in place of Mr N Chandrasekaran, (DIN: 00121863) who, Ordinary retires by rotation and beinQ eliQible, offers himself for re-appointment. 4 To appoint Ms Vedika Bhandarkar (DIN: 00033808) as a Director and as an Ordinary Independent Director. 5 To approve the commission to Non-Executive Directors Ordinary 6 To appoint Branch Auditors. Ordinary 7 To ratify Cost Auditor's Remuneration. Ordinary The Chairman then invited the Members to express their views, give suggestions and make enquiries on the operations and financial performance of the Company and related matters. After the Members spoke, the Chairman responded to all their queries.

G TATA The Chairman thanked the Members for attending and participating in the Meeting and requested the Members to continue voting. The Chairman authorized the Company Secretary to carry out the voting process and declare the voting results. He informed the Members that the voting results will be made available on the websites of the Company, the National Securities Depository Limited and Stock Exchanges within 48 hours from the conclusion of the Meeting. The Meeting concluded at 6:10p.m. The Scrutinizer's Report was received after the conclusion of the Meeting on July 30, 2019 and as set out therein all the said resolutions were declared passed with the requisite majority. Yours faithfully, Tata Motors Limited Hoshang K Sethna Company Secretary

TATA MOTORS LIMITED Date of the ANNUAL GENERAL MEETING July 30, 2019 Total number of shareholders on cut-off date (JuLY 23, 2019) Ordinary Shareholders 11,36,805 'A' Ordinary Shareholders 2,01,398 Total: 13,38,203 No. of shareholders present in the Meeting either in person or in proxy: Promoters and Promoter Group: 8 Public: 263 No. of shareholders attended the Meeting Video Conferencing: Nil Resolution (1) Resolution required: (Ordinary / Special) ORDINARY Whether promoter/ promoter group are interested in the agenda/resolution? NO To receive, consider and adopt the Audited Financial Statement of the Company for the financial year ended March 31, 2019 togelther with the Reports of the Board of Directors and the Auditors thereon. % Of U/0 OT U/o OT Total No. of Total No. of No. of votes Votes No. of Votes - No. of Votes Votes in Votes Invalid Promoter /Public Mode of Voting Shares Held Votes on polled Polled on in favour against favour on against on Votes Shares Held outstandi votes votes -- -L---- __ ,,_ .. __ ,._ .. [1] [2] [3] [4]=[(3)/ [5] [ 6] [7]=[(5)/ [8]=[(6)/ [9] (2\1*100 (3)1*100 f3ll*100 E-Voting 1107976897 100.00 1107976897 0 100.00 0.00 0 Poll 0 0.00 0 0 0.00 0.00 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 1 Promoter and Promoter Group Total 1108419398 1107976897 1107976897 100.00 1107976897 0 100.00 0.00 0 E-Voting 885455562 82.81 88545S562 0 100.00 0.00 0 Poll 0 0.00 0 0 0.00 0.00 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 2 Public - Institutional holders Total 1413405555 1069239423 885455562 82.81 88545S562 0 100.00 0.00 0 E-Voting 348861448 45.84 348649793 211655 99.94 0.06 0 Poll 253239 0.03 21��i610 37629 85.14 14.86 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 3 Public-Others Total 874026112 760982600 349114687 45.88 34886S403 249284 99.93 0.07 0 E-Voting 2342293907 79.72 2342082252 211655 99.99 0.01 0 Poll 253239 0.01 21S610 37629 85.14 14.86 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 Total Total 3395851065 2938198920 2342547146 79.73 2342297862 249284 99.99 0.01 0 ANNEXURE B

TATA MOTORS LIMITED Resolution (2) Resolution required: (Ordinary I Special) ORDINARY Whether promoter/ promoter group are interested in the agenda/resolution? NO To receive, consider and adopt the Audited Consolidated Financial Statement of the Company for the financial year ended March 31, 2019 together with the Report of the Auditors thereon. u/o or u/o or Ufo or Total No. of Total No. of No. of votes Votes No. of Votes - No. of Votes - Votes in Votes Promoter /Public Mode of Voting Invalid Shares Held Votes on polled Polled on in favour against favour on against on Shares Held Votes outstandi votes votes nn ch,.rAc nnll"d nnll"d [1] [2] [3] [4]=[(3)/ [5] [6] [7]=[(5)/ [8]-[(6)/ (g) (2)1*100 (3ll*100 (3ll*100 E-Voting 1107976897 100.00 1107976897 0 100.00 0.00 0 Poll 0 0.00 0 0 0.00 0.00 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 1 Promoter and Promoter Group Total 1108419398 1107976897 1107976897 100.00 1107976897 0 100.00 0.00 0 E-Voting 885455562 82.81 88545!>562 0 100.00 0.00 0 Poll 0 0.00 0 0 0.00 0.00 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 2 Public - Institutional holders Total 1413405555 1069239423 885455562 82.81 88545!>562 0 100.00 0.00 0 E-Voting 348875349 45.85 348680953 194396 99.94 0.06 0 Poll 253239 0.03 21S610 37629 85.14 14.86 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 3 Public-Others Total 874026112 760982600 349128588 45.88 348896563 232025 99.93 0.07 0 E-Voting 2342307808 79.72 2342113412 194396 99.99 0.01 0 Poll 253239 0.01 215610 37629 85.14 14.86 0 Postal Ballot ( if applicable) 0 0.00 0 0 0.00 0.00 0 Total Total 3395851065 2938198920 2342561047 79.73 2342329022 232025 99.99 0.01 0

TATA MOTORS LIMITED Resolution {3) Resolution required: (Ordinary I Special) ORDINARY Whether promoter/ promoter group are interested in the agenda/resolution? NO To appoint a Director in place of Mr N Chandrasekaran (DIN: 00121863) who, retires by rotation and being eligible, offers himself for rE!-appointment. 0/o of 0/o of 0/o of Total No. of Total No. of No. of votes Votes No. of Votes - Nlo. of Votes- Votes in Votes Invalid Promoter /Public Mode of Voting Votes on Shares Held polled Polled on favour on against in favour against Votes Shares Held outstandi votes on votes na .::harfl!<:: nnll .. d nnll .. d [1] [2] [3] [4]=[(3)/ [5] [6] [7]=[(5)/ [8]=[(6)/ [9] (2)1 * 100 (3}1* 100 (3)1* 100 E-Voting 1107976897 100.00 1107976897 0 100.00 0.00 0 Poll 0 0.00 0 0 0.00 0.00 0 Postal Ballot (If applicable) 0 0.00 0 0 0.00 0.00 0 1 Promoter and Promoter Group Total 1108419398 1107976897 1107976897 100.00 1107976897 0 100.00 0.00 0 E-Voting 891261149 83.35 869023162 22237987 97.50 2.50 0 Poll 0 0.00 0 0 0.00 0.00 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 2 Public - Institutional holders Total 1413405555 1069239423 891261149 83.35 869023162 22237987 97.50 2.50 0 E-Voting 349371716 45.91 339900980 9470736 97.29 2.71 0 Poll 253246 0.03 215617 37629 85.14 14.86 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 3 Public-Others Total 874026112 760982600 349624962 45.94 340116597 9508365 97.28 2.72 0 E-Voting 2348609762 79.93 2316901039 31708723 98.65 1.35 0 Poll 253246 0.01 215617 37629 85.14 14.86 0 Postal Ballot (If applicable) 0 0 .00 0 0 0.00 0.00 0 Total Total 3395851065 2938198920 2348863008 79.94 2317116656 31746352 98.65 1.35 0

TATA MOTORS LIMITED Resolution (4) Resolution required: (Ordinary I Special) ORDI NARY Whether promoter/ promoter group are interested in the agenda/resolution? NO To appoint Ms Vedika Bhandarkar (DIN: 00033808) as a Director and as an Independent Director. u/o OT Ufo or 0/ 0 Of Total No. of Total No. of No. of votes Votes No. of Vot•~s - No. of Votes - Votes in Votes Invalid Promoter /Public Mode of Voting Shares Held Votes on polled Polled on in favour against favour on against on Votes Shares Held outstandi votes votes nn <:harP<: nnll .. d ~nil a.! [1] [2] [3] [4]=[(3)/ [5] [6] [7]-[(5)/ [8]=[(6)/ (2)1*100 (3)1*100 (311 *100 [9] E-Voting 1107976897 100.00 1107976897 0 100.00 0.00 0 Poll 0 0 .00 0 0 0 .00 0.00 0 Postal Ballot (if applicable) 0 0 .00 0 0 0.00 0.00 0 1 Promoter and Promoter Group Total 1108419398 1107976897 1107976897 100 .00 1107976897 0 100.00 0.00 0 E-Voting 888764101 83.12 888310227 453874 99.95 0.05 0 Poll 0 0.00 0 0 0 .00 0.00 0 Postal Ballot (if applicable) 0 0.00 0 0 0 .00 0.00 0 2 Public - Institutional holders Total 1413405555 1069239423 888764101 83.12 888310227 453874 99.95 0.05 0 E-Voting 349353763 45.91 34856/'762 786001 99.78 0.22 0 Poll 253246 0 .03 215i417 37829 85.06 14.94 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 3 Public-Others Total 874026112 760982600 349607009 45.94 348783179 823830 99.76 0.24 0 E-Voting 2346094761 79.85 2344854886 1239875 99.95 0 .05 0 Poll 253246 0.01 215i417 37829 85.06 14.94 0 Postal Ballot (if applicable) 0 0 .00 0 0 0 .00 0.00 0 Total Total 3395851065 2938198920 2346348007 79.86 2345070303 1277704 99.95 0.05 0

TATA MOTORS LIMITED Resolution (5) Resolution required: (Ordinary I Special) ORDINARY Whether promoter/ promoter group are interested in the agenda/resolution? NO To pay commission to the Non-Executive Directors including Independent Directors within the overall maximum limit of 1 °/o of the net profits of the Company for that financial year. u/o or u/o or u/o OT Total No. of Total No. of No. of votes Votes No. of Votes - No. of Votes - Votes in Votes Invalid Promoter /Public Mode of Voting Shares Held Votes on polled Polled on in favour against favour on against on Votes Shares Held outstandi votes votes nft ch:aroc nniiA.t nnllo.t [1] [2] [3] [4)-[(3)/ [5] [6] [7]-[(5)/ [8]-[(6)/ (2)1*100 (3)1*100 [9] (3)1*100 E-Voting 1107976897 100.00 1107976897 0 100.00 0.00 0 Poll 0 0.00 0 0 0.00 0.00 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 1 Promoter and Promoter Group Total 1108419398 1107976897 1107976897 100.00 1107976897 0 100.00 0.00 0 E-Voting 888764101 83.12 887759999 1004102 99.89 0.11 0 Poll 0 0.00 0 0 0.00 0.00 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 2 Public - I nstitutional holders Total 1413405555 1069239423 888764101 83.12 887759999 1004102 99.89 0.11 0 E-Voting 349358895 45.91 346512088 2846807 99.19 0.81 0 Poll 253146 0.03 2013305 44841 82.29 17.71 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 3 Public-Others Total 874026112 760982600 349612041 45.94 346720393 2891648 99.17 0.83 0 E-Voting 2346099893 79.85 2342248984 3850909 99.84 0.16 0 Poll 253146 0.01 208305 44841 82.29 17.71 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 Total Total 3395851065 2938198920 2346353039 79.86 2342457289 3895750 99.83 0.17 0

TATA MOTORS LIMITED Resolution (6) Resolution required: (Ordinary 1 Special) ORDINARY Whether promoter/ promoter group are interested In the agenda/resolution? NO To appoint Branch Auditors. Ufo or Ufo or Ufo or Total No. of Total No. of No. of votes Votes No. of Votes - No. of Votes - Votes in Votes Promoter/ Public Mode of Voting Invalid Shares Held Votes on polled Polled on in favour against favour on against Shares Held outstandi votes on votes Vot es Inn c:h"'r"' nniiAtl nniiAtl [1] [2) [3] (4]-((3)/ [5) [6] (7]-((5)/ [8]-[(6)/ (2)1*100 (3)1*100 (3)1* 100 [9] E-Voting 1107976897 100.00 1107976897 0 100.00 0.00 0 Poll 0 0.00 0 0 0.00 0.00 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 1 Promoter and Promoter Group Total 1108419398 1107976897 1107976897 100.00 1107976897 0 100.00 0.00 0 E-Voting 891261149 83.35 891261149 0 100.00 0.00 0 Poll 0 0.00 0 0 0.00 0.00 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 2 Public - Institutional holders Total 1413405555 1069239423 891261149 83.35 891261149 0 100.00 0.00 0 E-Voting 349349606 45.91 348766607 582999 99.83 0.17 0 Poll 253246 0.03 21561.7 37629 85.14 14.86 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 3 Public-Others Total 874026112 760982600 349602852 4 5.94 34898222:4 620628 99.82 0.18 0 E-Voting 2348587652 79.93 2348004653 582999 99.98 O.Q2 0 Poll 253246 0.01 215617 37629 85.14 14.86 0 Postal Ballot (if applicable) 0 0.00 0 0 0 .00 0.00 0 Total Total 3395851065 2938198920 2348840898 79.94 234822027'0 620628 99.97 0.03 0

TATA MOTORS UMITED Resolution (7) Resolution required: (Ordinary I Special) ORDINARY Whether promoter/ promoter group are interested in the agenda/resolution? NO To ratify Cost Auditor's Remuneration for financial year ending March 31, 2020. •to of •to Of •to Of Total No. of Total No. of No. of votes Votes No. of Votes - No. of Votes - Votes in Votes Invalid Promoter I Public Mode of Voting Votes on Polled on favour on against on Shares Held polled in favour against Votes Shares Held outstandin votes votes n ch"r"c nnll"rl nnll"rl [1] [2] [3] [4]-[(3)/ [5] [6] [7]=[(5)/ [8]-[(6)/ [9] (2ll• 100 (3ll• 100 -(3-ll• 100 E-Voting 1107976897 100.00 1107976897 0 100.00 0.00 0 Poll 0 0.00 () 0 0.00 0.00 0 Postal Ballot (if applicable) 0 0.00 O• 0 0.00 0.00 0 1 Promoter and Promot er Group Total 1108419398 1107976897 1107976897 100.00 1107976897 0 100.00 0.00 0 E-Vot ing 89 1261149 83.35 89 1261149 0 100.00 0.00 0 Poll 0 0.00 0 0 0.00 0.00 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 2 Public - Institutional holders Total 1413405555 1069239423 891261149 83.35 891261149 0 100.00 o.oo 0 E-Voting 349247647 45.89 348816988 430659 99.88 0.12 0 Poll 253246 0.03 215617 37629 85.14 14.86 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 3 Public-Others Total 874026112 760982600 349500893 45.93 349032605 468288 99.87 0.13 0 E-Vot ing 2348485693 79 .93 2348055034 430659 99.98 0.02 0 Poll 253246 0.01 215617 37629 85. 14 14.86 0 Postal Ballot (if applicable) 0 0.00 0 0 0.00 0.00 0 Total Total 3395851065 2938198920 2348738939 79.94 2348270651 468288 99.98 0.02 0

ANNEXURE C PARIKH & ASSOCIATES COMPANY SECRETARIES To, The Chairman Tata Motors Limited Bombay House, 24 Homi Mody Street, Mumbai - 400001 Dear Sir, Office : 111 . 11th Floor, Sai-Dwar CHS ltd. Sab TV Lane. Opp Laxmi Industrial Estate Off Link Road, Above Shabari Restaurant, Andheri (W), Mumbai : 400 053 Tel. : 26301232 / 26301233 /26301240 Email : cs@parikhassociates.com parikh.assoc1ates@rediffmail .com Sub: Consolidated Scrutinizer's Report on remote e-voting conducted pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended by Companies (Management and Administration) Amendment Rules, 2015 and voting by electronic ballot system at the Annual General Meeting of Tata Motors Limited held on Tuesday, July 30, 2019 at 3.00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020. I, P. N. Parikh, of. Parikh & Associates, Practicing Company Secretaries, was appointed as the Scrutinizer by the Board of Directors of Tata Motors Limited, pursuant to Section 108 of the Companies Act, 2013 ("Act") read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, for the purpose of scrutinizing remote e-voting process and voting by electronic ballot system in respect of the below mentioned resolutions proposed at the 74th Annual General Meeting (AGM) of Tata Motors Limited held on Tuesday, July 30, 2019 at 3.00 p.m. I was also appointed as Scrutinizer to scrutinize the voting process at the said AGM held on July 30, 2019. The Notice dated June 26, 2019 along with statement setting out material facts under Section 1 02 of the Act were sent to the Shareholders in respect of the below mentioned resolutions proposed at the AGM of the Company. The Company had availed the remote e-voting facility offered by National Securities Depository Limited (NSDL) for conducting e-voting by the Shareholders of the Company. The Company had also provided voting through electronic ballot system to the shareholders present at the AGM and who had not cast their vote earlier by remote evoting facility. 1

Continuation Sheet The shareholders of the company holding shares as on the "cut-off' date of July 23, 2019 were entitled to vote on the resolutions as contained in the Notice of the AGM. The voting period for remote e-voting commenced on Saturday, July 27, 2019 at 09:00a.m. (1ST) and ended on Monday, July 29, 2019 at 05:00 p.m. (1ST) and the NSDL e-voting platform was blocked thereafter. After the closure of the voting at the AGM, the report on voting done through electronic ballot system at the meeting was generated in my presence and the voting was diligently scrutinized. The votes cast under remote e-voting facility were thereafter unblocked in the presence of two witnesses who were not in the employment of the Company. I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the NSDL e-voting system. The Management of the Company is responsible to ensure compliance with the requirements of the Act and rules relating to remote e-voting and the voting conducted through electronic ballot system at the meeting on the resolutions contained in the notice of the AGM. My responsibility as scrutinizer for the remote e-voting and the voting conducted through electronic ballot system at the meeting is restricted to making a Scrutinizer's Report of the votes cast in favour or against the resolutions. I now submit my consolidated Report as under on the result of the remote e-voting and voting by electronic ballot system at the AGM in respect of the said resolutions. 2

Cominuation Sheet Resolution 1: Ordinary Resolution To receive, consider and adopt the Audited Standalone Financial Statement of the Company for the financial year ended March 31, 2019 together with the Reports of the Board of Directors and the Auditors thereon. (i) Voted in favour of the resolution: Number of members Number of valid % of total number of voted votes cast by them valid votes cast Ordinary 2,333 2,31 ,50,20,647 Shares 'A' Ordinary 499 2,72,77,215 Shares* Total 2,832 2,34,22,97 ,862 99.99 (ii) Voted against the resolution: Number of members Number of valid % of total number of voted votes cast by them valid votes cast Ordinary 70 2,48,958 Shares 'A' Ordinary 11 326 Shares* Total 81 2,49,284 0.01 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them Ordinary Shares NIL NIL 'A' Ordinary Shares* NIL NIL Total NIL NIL 3

Continuation Sheet Resolution 2: Ordinary Resolution To receive, consider and adopt the Audited Consolidated Financial Statement of the Company for the financial year ended March 31 , 2019 together with the Report of the Auditors thereon. (i) Voted in favour of the resolution: Number of members Number of valid %of total number of voted votes cast by them valid votes cast Ordinary 2,326 2,31 ,50,51,822 Shares 'A' Ordinary 497 2,72,77,200 Shares* Total 2,823 2,34,23,29,022 99.99 (ii) Voted against the resolution: Number of members Number of valid % of total number of voted votes cast by them valid votes cast Ordinary 68 2,31 ,684 Shares 'A' Ordinary 13 341 Shares* Total 81 2,32 025 0.01 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them Ordinary Shares NIL NIL 'A' Ordinary Shares* NIL NIL Total NIL NIL 4

Cominuation Sheet Resolution 3: Ordinary Resolution To appoint a Director in place of Mr. N Chandrasekaran (DIN:00121863) who, retires by rotation and being eligible, offers himself for re-appointment. (i) Voted in favour of the resolution: Number of members Number of valid % of total number of voted votes cast by them valid votes cast Ordinary 2,182 2,28,98,95,780 Shares 'A' Ordinary 480 2,72,20,876 Shares* Total 2,662 2,31,71,16,656 98.65 (ii) Voted against the resolution: Number of members Number of valid % of total number of voted votes cast by them valid votes cast Ordinary 221 3,16,89,617 Shares 'A' Ordinary 31 56,735 Shares* Total 252 3,17,46,352 1.35 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them Ordinary Shares NIL NIL 'A' Ordinary Shares* NIL NIL Total NIL NIL 5

Continuation Sheet Resolution 4: Ordinary Resolution Appointment of Ms. Vedika Bhandarkar (DIN:00033808) as a Director and as an Independent Director. (i) Voted in favour of the resolution: Number of Number of valid % of total number of members voted votes cast by them valid votes cast Ordinary Shares 2,215 2,31 ,82,61 ,708 'A' Ordinary 475 2,68,08,595 Shares* Total 2,690 2,34,50,70,303 99.95 (ii) Voted against the resolution: Number of Number of valid % of total number of members voted votes cast by them valid votes cast Ordinary Shares 182 12,76,893 'A' Ordinary 30 811 Shares* Total 212 12,77,704 0.05 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them Ordinary Shares NIL NIL 'A' Ordinary Shares* NIL NIL Total NIL NIL 6

Continuation Sheet Resolution 5: Ordinary Resolution Commission to Non-Executive Directors. (i) Voted in favour of the resolution: Number of members Number of valid % of total number of voted votes cast by them val id votes cast Ordinary 1,909 2,31,56,50,973 Shares 'A' Ordinary 422 2,68,06,316 Shares* Total 2,331 2,34,24,57 ,289 99.83 (ii) Voted against the resolution: Number of members Number of valid % of total number of voted votes cast by them valid votes cast Ordinary 494 38,92,684 Shares 'A' Ordinary 86 3,066 Shares* Total 580 38,95,750 0.17 (i ii) Invalid votes: Number of members voted Number of invalid votes cast by them Ordinary Shares NIL NIL 'A' Ordinary Shares* NIL NIL Total NIL NIL 7

Continuation Sheet Resolution 6: Ordinary Resolution Appointment of Branch Auditors. (i) Voted in favour of the resolution: Number of members Number of valid % of total number of voted votes cast by them valid votes cast Ordinary 2,325 2,32,09,43,124 Shares 'A' Ordinary 498 2,72,77,146 Shares* Total 2,823 2,34,82,20,270 99.97 (ii) Voted against the resolution: Number of members Number of valid % of total number of voted votes cast by them valid votes cast Ordinary 85 6,20,281 Shares 'A' Ordinary 12 347 Shares* Total 97 6,20,628 0.03 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them Ordinary Shares NIL NIL 'A' Ordinary Shares* NIL NIL Total NIL NIL 8

Continuation Sheet Resolution 7: Ordinary Resolution Ratification of Cost Auditor's Remuneration. (i) Voted in favour of the resolution: Number of Number of valid votes % of total number of members voted cast by them valid votes cast Ordinary 2,243 2,32,09,93,913 Shares 'A' Ordinary 481 2,72,76,738 Shares* Total 2,724 2,34,82, 70,651 99.98 (ii) Voted against the resolution: Number of members Number of valid % of total number of voted votes cast by them valid votes cast Ordinary 163 4,67,500 Shares 'A' Ordinary 29 788 Shares* Total 192 4,68,288 0.02 (iii) Invalid votes: Number of members voted Number of invalid votes cast by them Ordinary Shares NIL NIL 'A' Ordinary Shares* NIL NIL Total NIL NIL *Each 'A' Ordinary shareholder is entitled to one vote for every ten 'A' Ordinary shares held. Shareholders who have split the)r votes "assent" as well as "dissent", while their votes are taken as cast, they have been counted only once for the purpose of number of members under the head "assent". ing you, u faithfully, ... . N. Parikh Parikh & Associates Practising Company Secretaries FCS: 327 CP No. : 1228 111 , 11 1h Floor, Sai Dwar CHS Ltd. , Sab TV Lane, Opp. Laxmi lndl. Estate, Off Link Road, Above Shabari Restaurant, Andheri West, Mumbai- 400053 Place: Mumbai, Dated: July 30, 2019 9

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

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